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Exhibit 4

LETTER TO SHAREHOLDERS

Dear Shareholders:

We realized record results in the company's Real Estate Business in 2007. Revenues from our core rental portfolio of properties leased to our primary tenant, Magna International Inc. ("Magna"), increased 7% from the prior year to $167 million. Total revenues, including interest and other income from our financing arrangements with Magna Entertainment Corp. ("MEC"), increased 3% to $190 million. This resulted in our funds from operations growing to $142 million.

What is disappointing, however, is that our financial results were driven primarily from the positive foreign exchange impact of the continued weakening of the U.S. dollar and not from growth in our underlying rental portfolio. Expenditures on Magna-related projects were our lowest ever at $27 million during 2007, which is significantly lower than the amount to which we had become accustomed. This spending slow-down is primarily due to pressures in the automotive industry requiring Magna to continue to rationalize its manufacturing footprint by shifting its automotive operations into low cost countries, as well as uncertainty over MID's ownership structure and strategic direction because of the continuing dispute with one of our shareholders. As a result, in 2007 we experienced for the first time a year-over-year reduction in our rental portfolio's leaseable area, which stood at 27.3 million square feet at year-end.

MEC continues to work on their debt elimination plan, which was announced in September 2007 at the same time as our $80 million bridge loan to them. This is the right course of action for MEC and I continue to believe that the successful implementation of MEC's plan and operational turnaround would benefit all MEC shareholders, including MID.

In closing, I expect that 2008 will be another challenging year for us as we attempt to re-establish a strong and active relationship with Magna and continue to monitor MEC's turnaround efforts.

Sincerely,

John Simonetti
Chief Executive Officer

MI Developments Inc.      2007    1

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  Exhibit 4